News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Rogers Telecom Inc. (formerly Call-Net) Closes Transaction to Acquire
    Group Telecom Assets in New Brunswick and Nova Scotia and Acquires
    Additional Fibre in Ontario and Quebec

    TORONTO, Oct. 3 /CNW/ - Rogers Telecom Inc. (formerly Sprint Canada), a subsidiary of Rogers Communications Inc., announced today that it has acquired most of the Group Telecom assets in New Brunswick and Nova Scotia from Bell
Canada, completing a transaction announced on May 2, 2005. The transaction is part of Call-Net's acquisition of the 360networks Corporation (360/GT)
customer base in Eastern Canada from Bell Canada, originally announced on
November 22, 2004.
    Specifically, Rogers Telecom has completed the transaction to acquire approximately 3,300 route kilometres of multi-stranded local and regional fibre, switching infrastructure, incumbent local exchange carrier (ILEC)
co-locations and point-of-presence (POP) and hub sites, in New Brunswick and
Nova Scotia. As previously disclosed, the total value of this portion of the transaction is $12.6 million.
    Rogers Telecom's agreement with Bell Canada to provide services and maintain the network in these provinces has been amended to reflect the change in ownership.
    In addition, Rogers Telecom has exercised a portion of its option on Bell
Canada owned Group Telecom assets in Ontario and Quebec, acquiring approximately 3,400 route kilometres of multi-stranded dark fibre, for
$12.0 million. Rogers Telecom continues to hold an option on the remaining lit and operational portion of the former Group Telecom network in Ontario, Quebec and Newfoundland & Labrador. If the remaining option is exercised, Rogers
Telecom would expect to close by the end of 2006.

    Cautionary Statement Regarding Forward-Looking Information:

    This news release includes certain forward-looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. These forward-looking statements include, among others, statements with respect to our objectives, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions and are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, many of which are beyond our control, including but not limited to economic conditions, technological change, merger integration difficulties, regulatory change and competitive factors. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward-looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent annual and interim reports and forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange
Commission.

    About the Companies:

    Rogers Telecom Holdings Inc. (formerly Call-Net Enterprises Inc.) was acquired by Rogers Communications Inc. on July 1, 2005 and through its wholly owned subsidiary Rogers Telecom Inc. (formerly Sprint Canada Inc.) is a leading Canadian integrated communications solutions provider of home phone,

wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across
Canada. Rogers Telecom owns and operates an extensive national fibre network, has over 150 co-locations in major urban areas across Canada including 33 municipalities and maintains network facilities in the U.S. and the U.K. For more information, visit www.rogerstelecom.ca.

    Rogers Communications (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business.
Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable is Canada's largest cable television provider offering cable television, high-speed Internet access, voice-over-cable telephony services and video retailing; and Rogers Media is
Canada's premier collection of category leading media assets with businesses in radio, television broadcasting, television shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.

    %SEDAR: 00003765EF          %CIK: 0000733099

    /For further information: Investment Community Contacts: Bruce M. Mann,
(416) 935-3532, bruce.mann(at)rci.rogers.com; Eric A. Wright, (416) 935-3550,
eric.wright(at)rci.rogers.com; Media Contact: Karen O'Leary, (416) 718-6445;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./
    (RCI.MV.A. RCI.NV.B. RG)

CO:  Rogers Communications Inc.; Rogers Telecom Holdings Inc. (Formerly
     Call-Net)

CNW 08:18e 03-OCT-05